UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Enzon Pharmaceuticals, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                    293904108
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                                 (CUSIP Number)


                              Jeffrey H. Buchalter
                             Chief Executive Officer
                           Enzon Pharmaceuticals, Inc.
                                685 Rte. 202/206
                              Bridgewater, NJ 08807
                                 (908) 541-8600

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 2, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
__.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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     CUSIP No.  293904108
----------------------------------------------

--------------- ----------------------------------------------------------------
1               Name of Reporting Persons.
                I.R.S.Identification Nos. of above persons (entities only). Jeffrey H. Buchalter
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2               Check the Appropriate Box if a Member of a Group
                (See Instructions)

                (a)

                (b)
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3               SEC Use Only
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4               Source of Funds (See Instructions) PF, SC
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5               Check if Disclosure of Legal Proceedings Is Required
                Pursuant to Items 2(d) or 2(e)
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6               Citizenship or Place of Organization      USA
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  Number of             7      Sole Voting Power          2,350,947
  Shares                ------ -------------------------------------------------
  Beneficially          8      Shared Voting Power        0
  Owned by              ------ -------------------------------------------------
  Each                  9      Sole Dispositive Power     2,350,947
  Reporting             ------ -------------------------------------------------
  Person                10     Shared Dispositive Power   0
  With
--------------- ----------------------------------------------------------------
11              Aggregate Amount Beneficially Owned by Each Reporting Person
                2,350,947
--------------- ----------------------------------------------------------------
12              Check if the Aggregate Amount in Row (11)
                Excludes Certain Shares (See Instructions)
--------------- ----------------------------------------------------------------
13              Percent of Class Represented by Amount in Row (11) 5.1%(1)
--------------- ----------------------------------------------------------------
14              Type of Reporting Person (See Instructions)
                IN
--------------- ----------------------------------------------------------------


(1) Based on 43,897,988 shares of the Common Stock outstanding as of October 31, 2006, as reported on the Issuer's Form 10-Q for the quarter ended September 30, 2006, filed on November 3, 2006.

                                  SCHEDULE 13D

ITEM 1 - SECURITY AND ISSUER

     This  statement  relates  to the  Common  Stock,  par value  $0.01 of Enzon
Pharmaceuticals, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 685 Rte. 202/206, Bridgewater, NJ 08807.

ITEM 2 - IDENTITY AND BACKGROUND

     (a) This statement is being filed by Jeffrey H. Buchalter (the "Reporting Person").

     (b) The Reporting Person's business address is c/o Enzon Pharmaceuticals, Inc., 685 Rte. 202/206, Bridgewater, NJ 08807

     (c) The Reporting Person is the Chairman of the Board of Directors, President, and Chief Executive Officer of the Issuer.

     (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.

ITEM 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The 2,350,947 shares of the Common Stock, $0.01 par value of the Issuer ("Common Stock") beneficially owned by the Reporting Person include 2,156 shares of Common Stock acquired upon the vesting of restricted stock units, options to purchase 2,253,791 shares of Common Stock currently exercisable or exercisable within sixty (60) days of the date hereof, and 75,000 shares of restricted Common Stock granted by the Issuer as compensation for the Reporting Person's service as Chairman, President and Chief Executive Officer, along with 20,000 shares of Common Stock the Reporting Person acquired by open market purchase using personal funds. The Reporting Person did not acquire beneficial ownership of any Common Stock with borrowed funds.

ITEM 4 - PURPOSE OF TRANSACTION

     The Reporting Person holds his shares of Common Stock, stock options, and restricted Common Stock, described in Item 3, for investment purposes. The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market transactions or through further compensatory grants by the Issuer of stock options, restricted stock or restricted stock units pursuant to the Issuer's 2001 Incentive Stock Plan or similar company plans. Additionally, the Reporting Person may, from time to time, sell his shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose. Subject to the foregoing, the Reporting Person has no current plans or proposals which relate to or would result in any of the events specified in Item 4 of Schedule 13D.


ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person is the beneficial owner of 2,350,947 shares representing 5.1% of the Issuer's outstanding Common Stock based on 43,897,988 shares of Common Stock outstanding as of October 31, 2006, as reported on the Issuer's Form 10-Q for the quarter ended September 30, 2006, filed on November 3, 2006. The Reporting Person's ownership includes 22,156 shares of Common Stock directly held, 75,000 shares of restricted Common Stock, 2,191,248 presently exercisable stock options, and 62,543 stock options which will become exercisable within sixty (60) days of this statement.

     (b) The Reporting Person has the sole power to vote and dispose of all 2,350,947 shares, including the stock options; however, the 75,000 shares of restricted Common Stock are subject to certain contractual restrictions on disposition and the shares underlying the options may not be voted unless and until such options are exercised and such shares are issued.

     (c) Transactions within the last 60 days: On January 17, 2007 the Issuer granted the Reporting Person, pursuant to the Issuer's 2001 Incentive Stock Plan, 100,000 restricted stock units, vesting in three (3) equal annual installments beginning on January 17, 2008, the anniversary of the grant date, and options to purchase 850,000 shares of the Issuer's Common Stock, 272,000 of which vested immediately with the remainder vesting in four (4) equally annual installments of 144,500 shares on each anniversary of the grant date, beginning on January 17, 2008.

     (d)  Not Applicable.

     (e)  Not Applicable.

ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     See Items 3, 4 and 5 above. The following table summarizes the terms of all options, restricted stock, and restricted stock unit awards that the Issuer has granted, as of the date hereof, to the Reporting Person pursuant to the Issuer's 2001 Incentive Stock Plan and the Employment Agreement entered into between the Reporting Person and the Issuer in December 2004. The forms of award agreement applicable to each award are listed in Item 7 and were previously filed with the Securities and Exchange Commission. The terms of those agreements are incorporated herein by reference. Under certain circumstances the Reporting Person may be required to forfeit unvested shares of restricted Common Stock and shares underlying unvested stock options and restricted stock units. In addition, in some cases the vesting of the awards may be accelerated. The shares of restricted Common Stock are subject to restrictions on transfer until the shares have vested.



STOCK OPTIONS (RIGHT TO BUY COMMON STOCK OF THE ISSUER)

------------------- ----------------- ----------- ---------------------------------------------------------------------------------
  DATE OF GRANT      NO. OF SHARES    EXERCISE                                    VESTING SCHEDULE
                       UNDERLYING       PRICE
                         OPTION
------------------- ----------------- ----------- ---------------------------------------------------------------------------------
9/28/2004           40,000            $15.46      Fully vested.
------------------- ----------------- ----------- ---------------------------------------------------------------------------------
12/22/2004          725,000           $13.54      Fully vested.
------------------- ----------------- ----------- ---------------------------------------------------------------------------------
5/12/2005           750,000           $6.95       Fully vested.
------------------- ----------------- ----------- ---------------------------------------------------------------------------------
11/23/2005          300,000           $6.97       Presently  exercisable with respect to 147,000 shares; remaining shares vest in three (3) equal annual installments of 51,000 shares beginning on 11/23/07.
------------------- ----------------- ----------- ---------------------------------------------------------------------------------
4/3/2006            367,900           $8.04       Presently  exercisable with respect to 117,728 shares; remaining shares vest in four (4) equal annual installments of 62,543 shares beginning on 4/3/07.
------------------- ----------------- ----------- ---------------------------------------------------------------------------------
5/18/2006           436,000           $7.40       Presently  exercisable with respect to 139,520 shares; remaining shares vest in four (4) equal annual installments of 74,120 shares beginning on 5/18/07.
------------------- ----------------- ----------- ---------------------------------------------------------------------------------
1/17/2007           850,000           $8.59       Presently  exercisable with respect to 272,000 shares; remaining shares vest in four (4) equal annual installments of 144,500 shares beginning on 1/17/08.
------------------- ----------------- ----------- ---------------------------------------------------------------------------------



RESTRICTED COMMON STOCK

------------------ ---------------- ----------------------------------------------------------------------------------
  DATE OF GRANT     NO. OF SHARES                                   VESTING SCHEDULE
------------------ ---------------- ----------------------------------------------------------------------------------
12/22/04           75,000           22,500 shares will vest on 12/22/07,  22,500 shares will vest on 12/22/08 and the remaining 30,000 shares will vest on 12/22/09.
------------------ ---------------- ----------------------------------------------------------------------------------



RESTRICTED STOCK UNITS

------------------ --------------- -----------------------------------------------------------------------------------
  DATE OF GRANT     NO. OF UNITS                                    VESTING SCHEDULE
------------------ --------------- -----------------------------------------------------------------------------------
9/28/2004          3,234           2,156 shares currently vested, remaining 1,078 units vest on 9/28/07.
------------------ --------------- -----------------------------------------------------------------------------------
11/23/2005         120,000         48,000  units will vest on 11/23/08 and the  remaining  units will vest in two (2)
                                   equal annual installments of 36,000 units beginning on 11/23/09.
------------------ --------------- -----------------------------------------------------------------------------------
4/3/2006           198,100         59,430  units will vest on  4/3/09,  59,430  units  will vest on  4/3/10,  and the remaining 79,240 units will vest on 4/3/11.
------------------ --------------- -----------------------------------------------------------------------------------
1/17/2007          100,000         Units will vest in three (3) equal annual installments beginning on 1/17/08.
------------------ --------------- -----------------------------------------------------------------------------------

ITEM 7 - MATERIAL TO BE FILED AS EXHIBITS

         (1) The Issuer's 2001 Incentive Stock Plan, previously filed as Exhibit
10.23 to the Issuer's Form 10-Q for the quarter ended December 31, 2003, filed on February 17, 2004.

         (2) Employment Agreement with the Reporting Person dated December 22, 2004, previously filed as Exhibit 10.1 to the Issuer's Form 10-Q for the quarter ended December 31, 2004, filed on February 9, 2005.

         (3) Form of Non-Qualified Stock Option Agreement for Executive Officers, previously filed as Exhibit 10.3 to the Issuer's Form 10-Q for the quarter ended December 31, 2004, filed on February 9, 2005.

         (4) Form of Restricted Stock Award Agreement for Executive Officers, previously filed as Exhibit 10.4 to the Issuer's Form 10-Q for the quarter ended December 31, 2004, filed on February 9, 2005.

         (5) Form of Restricted Stock Unit Award Agreement for Executive Officers, previously filed as Exhibit 10.6 to the Issuer's Form 10-Q for the quarter ended March 31, 2005, filed on May 10, 2005.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 5, 2007
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Date


/s/ Jeffrey H. Buchalter
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Signature


Jeffrey H. Buchalter/Chairman, President & Chief Executive Officer
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Name/Title